Bank of America

Filed pursuant to Rule 433

Registration Statement Nos. 333-268718 and 333-268718-01

BofA Finance LLC

Auto-Callable Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Terms of the Notes

The Auto-Callable Notes Linked to the Least Performing of the Russell 2000® Index, the State Street® Technology Select Sector SPDR® ETF and the State Street® Utilities Select Sector SPDR® ETF (the “Notes”) will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of each Underlying is greater than or equal to its Call Value on any Call Observation Date. Assuming your Notes are not called prior to maturity, if the Ending Value of the Least Performing Underlying is greater than or equal to its Redemption Barrier, at maturity, you will receive $1,177.307 per $1,000.00 in principal amount of your Notes. If the Notes are not automatically called prior to maturity and the Ending Value of the Least Performing Underlying is less than its Redemption Barrier but greater than or equal to its Threshold Value, at maturity you will receive the principal amount. However, if the Notes are not automatically called prior to maturity and the Ending Value of the Least Performing Underlying is less than its Threshold Value, there is full exposure to declines in the Least Performing Underlying, and you will lose a significant portion or all of your investment in the Notes.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 23 months, unless previously automatically called.
Underlyings:

The Russell-2000® Index (Bloomberg symbol: “RTY”), the State Street® Technology Select Sector SPDR® ETF (Bloomberg symbol: “XLK”) and the State Street® Utilities Select Sector SPDR® ETF (Bloomberg symbol: “XLU”).

Pricing and Issue Dates*:	August 14, 2026 and August 19, 2026, respectively.
Call Observation Dates†*:	Monthly, beginning on November 16, 2026. Please see the Preliminary Pricing Supplement for further details.
Call Value:	With respect to each Underlying, 92.50% of its Starting Value.
Redemption Barrier:	With respect to each Underlying, 92.50% of its Starting Value.
Threshold Value:	With respect to each Underlying, 60% of its starting Value.
Automatic Call:

Beginning with the November 16, 2026 Call Observation Date, all (but not less than all) of the Notes will be automatically called at an amount equal to the applicable Call Amount if the Observation Value of each Underlying is greater than or equal to its Call Value on any Call Observation Date. If the Notes are automatically called, the applicable Call Amount will be paid on the applicable Call Payment Date.

Underlying Return:	With respect to each Underlying,
Least Performing Underlying:	The Underlying with the lowest Underlying Return.
Starting Value:

With respect to the RTY, its closing level on the pricing date.

With respect to the XLK, its Closing Market Price on the pricing date.

With respect to the XLU, its Closing Market Price on the pricing date.

Ending Value:

With respect to the RTY, its closing level on the Valuation Date.

With respect to the XLK, its Closing Market Price on the Valuation Date, multiplied by its Price Multiplier.

With respect to the XLU, its Closing Market Price on the Valuation Date, multiplied by its Price Multiplier.

Initial Estimated Value Range:	$915.00-$965.00 per $1,000 in principal amount of Notes.
Underwriting Discount*:	$24.00 (2.40% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09712GF66
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000191870426023307/form424b2.htm
*Subject to change prior to the Pricing Date. †Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

Assuming the Notes have not been automatically called, on the Maturity Date, you will receive a cash payment per $1,000.00 in principal amount of Notes determined as follows:

Is the Ending Value of the Least Performing Underlying greater than or equal to its Redemption Barrier?
Yes
No
You will receive: $1,177.307
Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?
Yes
You will receive: $1,000.00
No
You will receive:
$1,000.00 + ($1,000.00 × Underlying Return of the Least Performing Underlying)
In this case, the Redemption Amount will be less than 60.00% of the principal amount and you could lose up to 100.00% of your investment in the Notes.

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,177.307	17.7307%
50.00%	$1,177.307	17.7307%
40.00%	$1,177.307	17.7307%
30.00%	$1,177.307	17.7307%
20.00%	$1,177.307	17.7307%
10.00%	$1,177.307	17.7307%
5.00%	$1,177.307	17.7307%
2.00%	$1,177.307	17.7307%
-7.50%(2)	$1,177.307	17.7307%
-7.51%	$1,000.00	0.0000%
-10.00%	$1,000.00	0.0000%
-20.00%	$1,000.00	0.0000%
-30.00%	$1,000.00	0.0000%
-40.00%(3)	$1,000.00	0.0000%
-40.01%	$599.90	-40.0100%
-50.00%	$500.00	-50.0000%
0.00	$0.00	-100.0000%
(1)The “Return on the Notes” is calculated based on the Redemption Amount. (2)This is the Underlying Return which corresponds to the Redemption Barrier of the Least Performing Underlying.
(3)This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

BofA Finance LLC

Auto-Callable Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Risk Factors

●Your investment may result in a loss; there is no guaranteed return of principal.

●Any positive investment return on the Notes is limited.

●The Notes do not bear interest.

●The Notes are subject to a potential Automatic Call, which would limit your ability to receive further payment on the Notes.

●Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.

●The Call Amount or Redemption Amount, as applicable, will not reflect changes in the values of the Underlyings other than on the Call Observation Dates or Valuation Date, as applicable.

●Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your investment in the Notes even if the Observation Value or Ending Value of one Underlying is greater than or equal to its Call Value or Redemption Barrier, as applicable.

●Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and any actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.

●The public offering price you pay for the Notes will exceed their initial estimated value.

●We cannot assure you that a trading market for your Notes will ever develop or be maintained.

●The Notes are subject to risks associated with small-size capitalization companies.

●Adverse conditions in the utilities sector may reduce your return on the Notes.

●The Notes are subject to risks associated with foreign securities markets.

●The stocks held by the XLK are concentrated in one sector.

●The stocks held by the XLU are concentrated in one sector.

●The performance of the XLK and XLU may not correlate with the performance of its respective underlying index as well as the net asset value per share or unit of the XLK and IYR, especially during periods of market volatility.

●The anti-dilution adjustments will be limited.

●The publisher or the sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its values, and the publisher or the sponsor or investment advisor has no obligation to consider your interests.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated August 10, 2026, Product Supplement EQUITY-1 dated December 8, 2025 and Prospectus Supplement and Prospectus dated December 8, 2025 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.